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                                  EXHIBIT (12)


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                                                                    Exhibit (12)



                             CMS ENERGY CORPORATION
                Ratio of Earnings to Fixed Charges and Preferred
                     Securities Dividends and Distributions
                              (Millions of Dollars)

                                                    Three Months
                                                        Ended               Years Ended December 31 -
                                                    March 31, 2001   2000   1999     1998      1997     1996
                                                   -----------------------------------------------------------
                                                                       (b)             (c)
Earnings as defined (a)
Consolidated net income                                    $ 109    $  36   $ 277   $ 242      $ 244     $ 224
Income taxes                                                  59       60      64     100        108       137
Exclude equity basis subsidiaries                            (32)    (171)    (84)    (92)       (80)      (85)
Fixed charges as defined, adjusted to
  exclude capitalized interest of $14, $49,
  $41, $29, $13, and $5 million for the three
  months ended March 31, 2001, and the
  years ended December 31, 2000, 1999,
  1998, 1997, and 1996, respectively                         173      744     588     395        360       313
                                                           ---------------------------------------------------

Earnings as defined                                        $ 309    $ 669   $ 845   $ 645      $ 632     $ 589
                                                           ===================================================


Fixed charges as defined (a)
Interest on long-term debt                                 $ 145    $ 591   $ 502   $ 319      $ 273     $ 230
Estimated interest portion of lease rental                     2        7       7       8          8        10
Other interest charges                                        12       48      57      48         49        43
Preferred securities dividends and
  distributions                                               28      147      96      77         67        54
                                                           ---------------------------------------------------
Fixed charges as defined                                   $ 187    $ 793   $ 662   $ 452      $ 397     $ 337
                                                           ===================================================

Ratio of earnings to fixed charges and
 preferred securities dividends and distributions           1.65        -    1.28    1.43       1.59      1.75
                                                           ===================================================

NOTES:

(a) Earnings and fixed charges as defined in instructions for Item 503 of Regulation S-K.

(b) For the year ended December 31, 2000, fixed charges exceeded earnings by $124 million. Earnings as defined include a $329 million pretax impairment loss on the Loy Yang investment. The ratio of earnings to fixed charges and preferred securities dividends and distributions would have been 1.26 excluding this amount.

(c) Excludes a cumulative effect of change in accounting after-tax gain of $43 million.